SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section
 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

METALINK LTD.
(Name of Subject Company (Issuer))

METALINK LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 1.0 PER SHARE
(Title of Class of Securities)

M69897110
(CUSIP Number of Class of Securities)

c/o Fahn Kahne Consulting Ltd., Hamasger Street 32, Tel Aviv 6721118, Israel
Attn.: Shay Evron
Tel: +972-77-7706770
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Ido Zemach, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv 6789141, Israel (972) 3-608-9999

CALCULATION OF FILING FEE

Transaction Valuation* $2,917,500	Amount of Filing Fee** $338.14***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 1,945,000 ordinary shares of Metalink Ltd. at a purchase price of $1.50 cash per share.

**        Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***      Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None. Form or Registration No.: Not Applicable.	Filing Party: Not Applicable. Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Metalink Ltd., an Israeli corporation ("Metalink"), with the Securities and Exchange Commission on December 29, 2016 (as amended on January 31, 2017, the "Schedule TO") in connection with its offer to purchase up to 1,945,000 of its outstanding ordinary shares, nominal (par) value NIS 1.0 per share (the "Shares"), at $1.50 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated December 29, 2016 (as amended, the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

This Amendment No. 2 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

The information contained in the Schedule TO and in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all the items of this Amendment No. 1 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

"On February 6, 2017, Metalink issued a press release announcing the completion of the Offer and the final results of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference."

Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(5)(C) Text of Press Release issued by Metalink on February 6, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METALINK LTD.

By:	/s/ Shay Evron
Name: Shay Evron
Title: CFO and Acting CEO

Dated: February 6, 2017

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated December 29, 2016.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(F)	Notice of Objection.*
(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*
(a)(5)(A)	Text of Press Release issued by Metalink on December 29, 2016.*
(a)(5)(B)	Text of Press Release issued by Metalink on January 31, 2017.*
(a)(5)(C)	Text of Press Release issued by Metalink on February 6, 2017.
(b)	Not applicable.
(d)	Metalink Ltd. 2003 Share Option Plan. (1)
(g)	Not Applicable.
(h)	Not Applicable.
________________________

* Previously filed with the Schedule TO.
(1) Previously filed as Exhibit 4.10 to Metalink's Report on Form 20-F, filed with the SEC on June 26, 2003.